Exhibit 12.1

PANOLAM INDUSTRIES INTERNATIONAL, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

			Nine Months Ended September 30, 2005	Period October 1, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007

	Year Ended
	December 31,
	2003	2004
Net income (loss) before income taxes (benefit)	$11,395	$10,357	$(1,559)	$(2,584)	$14,852	$5,318
Interest expense	14,085	14,688	20,693	6,918	35,577	34,891
Interest portion of rent expense (1)	507	569	412	139	1,300	1,181
Earnings available for fixed charges (2)	25,987	25,614	19,546	4,473	51,729	41,390
Divided by:
Fixed charges	14,592	15,257	21,105	7,057	36,877	36,072
Ratio of earnings to fixed charges	1.8x	1.7x	0.9x	0.6x	1.4x	1.1x

(1)	The interest portion of rent expense is assumed to be equal to 33.3% of rental expense for each of the respective periods.

(2)

The amounts of the deficiency in earnings available for fixed charges in which the ratio is less than one-to-one are $1,559 for the nine months ended September 30, 2005 and $2,584 for the three months ended December 31, 2005.